Filed by HBT Financial, Inc. (Commission File No. 001-39085)
Pursuant to Rule 425 of the Securities Act of 1933
(Registration Statement No. 333-298662)

Subject Company: Tri-County Financial Group, Inc.
(Commission File No. 333-288087)

On October 26, 2026, Tri-County Financial Group, Inc. (“TYFG”) provided the information included below to holders of options with respect to TYFG’s common stock under its equity incentive plans:

To:    Holders of TYFG Stock Options
Date:     October 26, 2026
RE:    TYFG Stock Options - Q&A in Connection with Merger

You are receiving this communication because you are a holder of Tri-County Financial Group, Inc. (“TYFG”) stock options (“Options”) under TYFG’s equity incentive plan (the “Equity Plan”). This document is intended to provide some information and briefly address some commonly asked questions regarding the effect the Merger of TYFG with HBT Financial, Inc. (“HBT”) will have on outstanding Options.
As previously announced, TYFG entered into an Agreement and Plan of Merger, dated August 10, 2026 (“Merger Agreement”), with HBT and HB-TYFG Merger, Inc. a wholly-owned subsidiary of HBT (“Merger Sub”), whereby Merger Sub will be merged with and into TYFG, with TYFG as the surviving corporation and as a wholly-owned subsidiary of HBT (“Merger”). Immediately thereafter, TYFG will be merged with and into HBT, with HBT as the surviving corporation.
On or about September 18, 2026, a proxy statement/prospectus (the “Proxy Statement/Prospectus”) was sent by HBT and TYFG to TYFG’s stockholders with respect to a special meeting of stockholders to be held on October 29, 2026 at which time TYFG’s stockholders will be asked to approve the Merger Agreement, the Merger and the transactions contemplated thereby. If you are a TYFG stockholder, you will receive a copy of the Proxy Statement/Prospectus. If you are not a TYFG stockholder, the Proxy Statement/Prospectus is available online at www.sec.gov or from HBT’s website at https://ir.hbtfinancial.com.
You are strongly encouraged to review the Proxy Statement/Prospectus for information about TYFG, HBT, the Merger Agreement and the Merger, including information relating to the effect of the Merger on outstanding Options.
Q#1:    What will happen to my outstanding Options as a result of the Merger?
A#1.    At the effective time of the Merger, each outstanding Option will be cancelled and converted into the right to receive a cash payment equal to the product of (i)(A) the excess, if any, of the volume weighted average closing price of HBT common stock over the 10 trading days ending on the fifth trading day prior to the closing of the Merger (the “VWAP Price”) multiplied by the

Exchange Ratio (defined below) (the “Stock Consideration Cash Value”) over (B) the exercise price per share for the Option (as applicable), multiplied by (ii) the number of shares of TYFG common stock subject to the Option (as applicable) (the “Cash Payment”). The “Exchange Ratio” is 2.4589 shares of HBT common stock per share of TYFG common stock. See discussion under “Federal Income Tax Matters” below, regarding the tax treatment of Cash Payments.
Example for Illustrative Purposes:
•As of immediately prior to the closing of the Merger, employee holds 100 Options.
•At the Effective Time, all 100 Options will be automatically converted into the right to receive the Cash Payment.
•Based on an assumed VWAP Price of $35.00 and an Option exercise price of $47.50, the Cash Payment would be calculated as follows:
Stock Consideration Cash Value    100 Options x $35.00 x 2.4589    = $8,606.15
Less Aggregate Exercise Price    100 Options x $47.50        = ($4,750.00)
Cash Payment                            = $3,856.15 (less applicable taxes)

The VWAP Price (i.e., $35.00) used above, is for illustrative purposes only. Because the market price of HBT common stock will fluctuate prior to the closing of the Merger, the VWAP Price and resulting Stock Consideration Cash Value that will be applicable to the determination of the Cash Payment cannot be determined at this time.
Any Option with an exercise price per share of TYFG common stock that is equal to or greater than the Stock Consideration Cash Value will be cancelled as of the effective time of the Merger without any payment being made, and the holder of such Option will have no further rights with respect to such Option.
Q#2:    Will I automatically receive the Cash Payment, if any, with respect to my Options?
A#2:    No, you must first sign and return an Option cancellation agreement to receive the Cash Payment. It is anticipated that the cancellation agreement will be provided to you in November 2026. The cancellation agreement will have a summary of the Options you hold and provide acknowledgement of the cancellation of the Options and your right to the Cash Payment.
Q#3:    When will the Cash Payment be paid?
A#3:    Provided you deliver a signed cancellation agreement prior to the closing of the Merger, the Cash Payment related to Options outstanding at the effective time will be made to you as soon as administratively practicable following the closing of the Merger. If the cancellation agreement is not returned before the closing of the Merger, the Cash Payment will be made as soon as administratively practicable following your return of the signed cancellation agreement to HBT. The cancellation agreement will contain directions for returning the signed agreement.

Q#4:    Am I able to exercise my Options prior to closing of the Merger?
A#4:    Yes, you may continue to exercise your Options until December 4, 2026 (or such later date as TYFG may announce) (the period from 5:00 pm CST on December 4, 2026 through closing of the Merger will be a “Blackout Period”). Once the Blackout Period commences, TYFG will not accept or process any further notice of Option exercise, and any attempted exercise following the commencement of the Blackout Period will be deemed null and void and of no effect.
Q#5:    What is the process and what will happen if I exercise my Options prior to the Blackout Period?
A#5:    The exercise of your Options will be subject to the terms and conditions of the Equity Plan. You may continue to exercise your Options through the Certent web portal prior to the Blackout Period. In the Certent portal you will indicate the Option or Options you are exercising and whether you will be paying the exercise price and applicable tax withholding in cash or are exercising by “net settlement” described below.

Upon exercise of an Option (including payment of the applicable exercise price and any applicable withholding taxes in cash or through net settlement, as described below) prior to the Blackout Period, you will generally be entitled to receive the number of shares of TYFG common stock related to the exercise (“Option Shares”). You will become a stockholder of TYFG common stock with respect to any Option Shares. The Option Shares will be restricted securities, which means the Option Shares cannot be sold in the market or otherwise transferred except in compliance with applicable law. The Option Shares will, however, be subject to conversion into the right to receive merger consideration upon closing of the Merger.

You should carefully review the Proxy Statement/Prospectus for information regarding the merger consideration, including the opportunity to make an election (an “Election”) to receive the merger consideration as stock consideration, cash consideration or mixed consideration. The opportunity to make an Election with respect to any Option Shares is subject to the election and proration procedures provided in the Merger Agreement, including the requirement that any Election must be made prior to December 18, 2026, unless extended (the “Election Deadline”). As a result, if you intend to exercise Options and make an Election with respect to the underlying Option Shares, you must do so prior to the commencement of the Blackout Period (discussed in Q&A#4, above), in order to leave sufficient time for the transfer agent to register your Option Shares and for you to request, complete and return an election form prior to the Election Deadline. Any Option Shares for which you do not or cannot make a timely Election will be considered “non-election shares” and will be converted into the right to receive the cash consideration, the stock consideration or a combination thereof according to the proration methodology specified in the Merger Agreement.

If you elect to exercise any Option prior to the Blackout Period, you may elect to do so by “net settlement.” If you elect to exercise by net settlement, you will not have to pay the exercise price or tax withholding in cash and TYFG will make a cash payment to you equal to the net option proceeds, the amount equal to the fair market value of the number of shares subject to the exercised Option less the applicable exercise price for such shares and the applicable tax withholdings. You will not receive any Option Shares as a result of the net settlement.

See discussion under “Federal Income Tax Matters” below, regarding the tax treatment of Option exercises.
Q#6:    I hold Options that will reach the end of their term on December 1, 2026. What should I do?
A#6:    Options granted in 2016 will reach the end of their term on December 1, 2026. As a result, if you hold any such Options, you must exercise them on or prior to December 1, 2026, to avoid forfeiting them. If such Option is not exercised on or prior to December 1, 2026, it will be forfeited, and you will have no further rights with respect to the Option, including any right to receive a Cash Payment. Please note that this deadline is earlier than the December 4, 2026, date described in Q&A#4 above, which applies to Options that do not expire before the closing of the Merger.

Federal Income Tax Matters

Options Cashed-Out in Connection with Merger. Any Options that you do not exercise prior to the Blackout Period (described above), shall be cancelled and converted into the right to receive an applicable Cash Payment at the time of the merger, as described under Q&A#1, above. Such Cash Payment will be treated as ordinary compensation income, subject to all applicable tax withholdings and deductions as required by law.

Options Exercised Prior to the Blackout Period. As previously indicated, all outstanding Options shall be treated as nonqualified stock options for U.S. federal income tax purposes. Accordingly, upon any exercise of Options prior to the Blackout Period (including by using net settlement), you will recognize ordinary compensation income equal to the excess of the fair market value of the Option Shares on the date of exercise over the aggregate exercise price paid, and such amount will be subject to applicable income and employment tax withholding as required by law. Upon a subsequent sale or other taxable disposition of Option Shares, you will recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the Option Shares (generally, the fair market value of the Option Shares on the date of exercise). The gain or loss will be long-term if the shares have been held for more than one year following exercise and short-term otherwise. The cash paid to you by TYFG as part of a net settlement is part of the ordinary compensation income recognized upon exercise of the Options and will not result in recognition of any additional taxable income.

Any tax discussion included in this document is for general information purposes only and is based on the federal income tax laws now in effect, which are subject to change, possibly retroactively. This document does not discuss all aspects of federal income taxation which may be important to you in light of your individual investment circumstances or if you are subject to special tax rules. Moreover, this document does not address any state, local, foreign or other tax consequences. You must consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences of your Options, of acquiring and holding TYFG common stock by exercising your Options and receiving merger consideration for TYFG shares or receipt of the Cash Payment as a result of conversion of your Options in the Merger.

Forward-Looking Statements

Certain statements in this communication, including any statements regarding future expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The words “anticipate,” “believe,” “expect,” “if,” “estimate,” “will,” “potential,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Forward-looking statements are frequently based on assumptions that may or may not materialize and are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of TYFG may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of TYFG into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; and regulatory approvals of the transaction.

Additional factors that could cause results to differ materially from those described above can be found in HBT’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 6, 2026, and in its subsequently filed Quarterly Reports on Form 10-Q, and in other documents HBT files with the Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and available from HBT’s website at https://ir.hbtfinancial.com.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HBT nor TYFG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Important Information and Where to Find It

In connection with the proposed transaction, HBT has filed materials with the SEC, including a Registration Statement on Form S-4 of HBT (the “Registration Statement”) that includes the Proxy Statement/Prospectus (i.e., a proxy statement of TYFG and prospectus of HBT), which HBT and TYFG mailed to the stockholders of TYFG on or about September 18, 2026. This document is not a substitute for the Proxy Statement/Prospectus or the Registration Statement or for any other document that HBT or TYFG may file with the SEC or send to TYFG’s stockholders in connection with the proposed transaction. TYFG’S STOCKHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT AND TYFG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, TYFG, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

A free copy of the Registration Statement and Proxy Statement/Prospectus, as each may be amended from time to time, and other relevant documents filed by HBT and TYFG with the SEC (when they become available) may be obtained through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com. Copies of documents filed with the SEC by TYFG are not available on TYFG's website, but will be provided free of charge upon request. To request such documents, please call (815) 538-2265.

Participants in the Proxy Solicitation

HBT, TYFG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from TYFG’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2026 annual meeting filed with the SEC on April 8, 2026. Information regarding the executive officers and directors of TYFG and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement, the Proxy Statement/Prospectus and other materials filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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